Exhibit (a)(5)(cxxx)

LATHAM & WATKINS LLP

J. Thomas Rosch (Bar No. 37668)

Gregory P. Lindstrom (Bar No. 82334)

Daniel M. Wall (Bar No. 102580)

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

ORACLE CORPORATION

Dorian Daley (Bar No. 129049)

Jeffrey S. Ross (Bar No. 138172)

500 Oracle Parkway, 7th Floor

Redwood Shores, California 94065

Telephone: (650) 506-5200

Facsimile: (650) 506-7114

Attorneys for Defendant

ORACLE CORPORATION

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

UNITED STATES OF AMERICA, et al.,	CASE NO. C 04-0807 VRW

Plaintiffs,
DEFENDANT ORACLE CORPORATION’S
v.	TRIAL MEMORANDUM

ORACLE CORPORATION,

Defendant.

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TABLE OF CONTENTS

INTRODUCTION			1

Industry Background			1

The Plaintiffs’ Case			5

SUMMARY OF ARGUMENT			8

This Is Not a Standard Coordinated Effects Case			8

Market Definition			9

Competitive Effects			13

Conclusion			16

THE LAW AND ITS APPLICATION TO THE FACTS			17

I.	Plaintiffs’ Alleged Relevant Markets Are Not Well-Defined As A Matter Of Law, And Are Inconsistent With The Facts		17

	A.	Plaintiffs’ Product Market Allegations Are Insufficient As A Matter Of Law	17

	B.	Plaintiffs’ Alleged Product Markets Ignore Reasonable Substitutes That Must Be Included As A Matter Of Law	20

		(1) Maintaining incumbent systems	21

		(2) Other vendors	22

		(3) Outsourcing	23

	C.	Plaintiffs’ Geographic Market is Contrary to Law and to Their Own Product Market Allegations	24

II.	Price Discrimination Theory Could Not Sustain The Alleged Relevant Markets		26

III.	Every Procurement Is Not A Separate Market		28

IV.	This Merger Will Have No Adverse Competitive Effects		29

	A.	Plaintiffs Are Entitled To No Presumption Of Anticompetitive Effects	29

	B.	“Unilateral Effects” Theory Supplies No Proof Of Anticompetitive Harm	30

	C.	“Auction Theory” Cannot Be Used to Infer Anticompetitive Effects In This Case	32

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D. Sophisticated Customers And The Extraordinary Dynamism Of The Software Industry Would Defeat Any Attempted Price Increase	34

E. The Government Ignores Substantial Productive and Innovative Efficiencies	36

CONCLUSION	38

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TABLE OF AUTHORITIES

FEDERAL CASES

Adaptive Power Solutions LLC v. Hughes Missile System Co., 141 F.3d 947	34
Aspen Skiing Co. v. Aspen Highlands Skiing Co., 472 U.S. 585	13
Brooke Group Ltd v. Brown & Williamson Tobacco Corp., 509 U.S. 209	34
Brown Shoe Co. v. United States, 370 U.S. 294	17, 20
California v. Sutter Health System, 84 F.Supp.2d 1057, aff’d, 217 F.3d 846	17, 25, 30
Discon, Inc. v. NYNEX Corp., 86 F.Supp.2d 154	29
Eastman Kodak Co. v. Image Tech. Services, Inc., 504 U.S. 451	14
FTC v. Freeman Hospital, 69 F.3d 260	20
FTC v. Tenet Health Care Corp., 186 F.3d 1045	17, 20, 24, 29
Jefferson Parish Hospital District No. 2 v. Hyde, 466 U.S. 2	9, 31
Midcon Corp., 112 F.T.C. 93	18, 27
New York v. Kraft General Foods, Inc., 926 F.Supp. 321	17
PepsiCo, Inc. v. Coca-Cola Co., 114 F.Supp.2d 243, aff’d, 315 F.3d 101	24
Pilch v. French Hospital, 2000-1 Trade Cas. (CCH) ¶ 72,935	25
In re R.R. Donnelley & Sons Co., 120 F.T.C. 36	27, 29
Rebel Oil Co. v. Atlantic Richfield Co., 51 F.3d 1421	9, 20, 31, 32, 34
Tampa Electric Co. v. Nashville Coal Co., 365 U.S. 320	24
Thurman v. Pay N Pak Stores, 875 F.2d at 1373	23, 24, 29
Total Ben. v. Group Insurance Admin., Inc., 875 F.Supp. 1228	29
United States v. America Telegraph & Telegraph Co., 524 F.Supp. 1336	29
United States v. Archer-Daniels-Midland Co., 781 F.Supp. 1400	34
United States v. Baker Hughes, Inc., 731 F.Supp. 3, aff’d, 908 F.2d 981	14, 18
United States v. Baker Hughes Inc., 908 F.2d 981	13, 17, 30, 34, 35
United States v. Country Lake Foods, 754 F.Supp. 669	34
United States v. Eastman Kodak Co., 63 F.3d 95	18
United States v. Engelhard Corp., 126 F.3d 1302	19

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United States v. General Dynamics Corp., 415 U.S. 486	18

United States v. Long Island Jewish Medical Ctr., 983 F.Supp. 121	35

United States v. Marine Bancorporation, Inc., 418 U.S. 602	17

United States v. Philadelphia National Bank, 374 U.S. 321	29

United States v. Sungard System, Inc., 172 F.Supp.2d 172	17, 19, 21, 23, 29, 30

Westman Commission Co. v. Hobart International, Inc., 796 F.2d 1216	24

MISCELLANEOUS

IIA Phillip A. Areeda et al., Antitrust Law ¶ 517c (2d ed. 2002)	27, 28

Jerry A. Hausman, et al., Market Definition Under Price Discrimination, 64 Antitrust L.J. 367, 370 (1996	26

United States Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines (1992) ¶ 2.21	14

1982 Justice Department Merger Guidelines ¶ 3.2	9, 36

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INTRODUCTION

The Justice Department and ten States seek to enjoin Oracle’s proposed acquisition of PeopleSoft as a violation of Section 7 of the Clayton Act under a suspect variant of the novel “unilateral effects” theory. Plaintiffs’ case fails because the main elements of the unilateral effects theory are factually unsupported, and because under traditional merger law the proposed transaction does not raise substantial competitive concerns.

Industry Background

Large organizations are good candidates for “business process automation” – i.e., computerizing what they do. Both Oracle and PeopleSoft develop and license (industry participants say “sell” instead of “license”) a variety of software products and related services for business process automation – including “Enterprise Applications Software” or EAS. EAS is sold to many tens of thousands of business, government and academic organizations around the world. There are numerous types of EAS, including programs for automating manufacturing processes, Supply Chain Management (“SCM”) and Customer Relations Management (“CRM”). The government’s case focuses on two types of “back office” EAS, “Financial Management Services” (“FMS”) and “Human Resource Management” (“HRM”). FMS includes accounting functions such as general ledger, accounts receivable, accounts payable and asset management. HRM encompasses such matters as payroll, timekeeping, personnel and benefits.

FMS and HRM were the first business processes to be automated. Plaintiffs’ experts admit that virtually all large organizations long ago computerized their basic financial and HR record keeping. Because software does not wear out, virtually all large enterprises already have modern EAS or older “legacy systems” for FMS and HRM. This software needs to be periodically updated, for example to capture changes in tax and labor laws. But so long as it is updated, FMS and HRM solutions are extremely durable, lasting ten to twenty years. FMS and HRM solutions are also the most commodity-like products in EAS. They need to be, because how a business maintains a General Ledger, or what information it maintains on employees and their compensation, is mostly dictated by accounting rules, tax laws, and the like. Functionally, there are few meaningful differences between the FMS and HRM solutions of the

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major vendors.1

Large entities tend to have highly diverse Information Technology (“IT”) environments, with different solutions chosen by division, subsidiary, function, department or location. The same is true of their EAS systems. Some companies choose different EAS solutions for different needs, turning to a vendor with a particularly strong industry-specific approach to one need (referred to as a “vertical” solution), and to others for other needs. Some organizations prefer to standardize as much as possible on EAS capable of meeting their enterprise-wide needs. Some – in fact a large majority today – just want to maintain or incrementally improve the solutions they selected or developed at some earlier time. They “window shop” for HRM and FMS solutions from time to time, but don’t buy unless convinced the expenditure would produce an acceptable return on investment (“ROI”). In addition, a rapidly growing number of large enterprises “outsource” virtually their entire HR function to vendors like ADP, Fidelity and Ceridian. These outsourcers assume the role of an internal HR department on behalf of their customers. Bank of America recently chose this alternative, outsourcing its entire HR function to Fidelity, which promotes this capability in conjunction with its huge retirement-investments business.

EAS vendors compete for a piece of this action. Such vendors typically offer what may be thought of as catalogues of software modules with various automation capabilities. Some offer larger catalogues than others. A few, mainly SAP, Oracle and PeopleSoft, offer such extensive catalogues that they can appeal to almost any kind of organization irrespective of industry or location, and can offer a kind of “one stop shopping” to the very largest organizations, providing them with most of their EAS needs for both the back office (FMS and HRM) and the different types of customer-facing or supplier-facing “front offices” (CRM and SCM). These are often called EAS “suites,” an example being the Oracle eBusinessSuite.

The government’s case is not about these cross-category suites, i.e., bundles of

[1]	In contrast, there is extensive differentiation in SCM and CRM solutions, particularly in “verticalization,” meaning the adaptation of basic functions to the needs of specific industries (or “verticals”).

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FMS, HRM, CRM and/or SCM. That is important to know because the government often tries to use evidence about Oracle’s eBusinessSuite and similar products to prove its much different case.2 The government’s case is about back office software only, and it treats FMS and HRM as distinct products. Although the government is vague as to the number and functionality of the modules that constitute either “high function” FMS or HRM, the two alleged relevant products appear to be made up of the most basic FMS and most basic HRM modules, respectively.

If nothing else, this makes the government’s case highly anachronistic. To repeat: virtually every “large, complex enterprise” already has a modern, fully-functional software solution for its basic financial and human resources management needs, most likely procured or upgraded just a few years ago, during the technology spending boom that coincided with anticipation of Y2K. Hardly any very large organizations are buying this kind of software now, nor are many very large organizations likely to do so in the next five or six years. They simply don’t need to. These are not strategically important or “mission critical” kinds of software. Customer behavior is therefore heavily influenced by an “if it ain’t broke, don’t fix it” mentality. These realities are reflected in numerous industry analyses describing the back office software markets as “saturated” or “mature,” at least with respect to large enterprises.3

Instead, the near-term market opportunity for FMS and HRM is in what is commonly called the “mid-market,” meaning sales to corporations outside the Fortune 2000, Forbes Global 2000 and similar lists. That, for example, is where Microsoft is focusing, having concluded that there is no money to be made selling back office software to global enterprises. There are thousands of large corporations in the mid-market; local companies such as AutoDesk, Cost Plus and Network Associates would fall in this category – and demonstrate that “mid-market” companies are hardly small, simple organizations. Nevertheless, the “penetration” (rate

2	They did it at the May 21 technology tutorial, when they showed a video clip in which Larry Ellison discussed his argument in favor of the eBusinessSuite as an alternative to what he called “best of breed” solutions. Under Mr. Ellison’s terminology, customers who buy in discrete FMS and HRM markets are buying “best of breed” solutions.

3	Oracle and PeopleSoft together, for example, have sold fewer than twenty FMS or HRM suites to LCE customers in the past year.

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of adoption) of FMS and HRM into this next tier of organizations is not as great as it is among corporate giants, and there are simply a lot more of them. Consequently, there is money to be made in the mid-market, which makes it the locus of FMS and HRM competition today and for some time to come.

It is significant then, that the government concedes the mid-market is highly competitive and the merger is not a problem with respect to it.

As for the very large organizations, e.g., those that are in the Global 2000, etc., their near-term IT priorities are on CRM, SCM and what is known as “horizontal” integration of their existing EAS software, i.e., connecting and thereby enhancing the use of what they already have. Those are also areas the government concedes are highly competitive and as to which the merger is not a problem.

Thus the anachronism: the only competitive problem the government purports to find, and which it has chosen to address, is in highly saturated “markets” for the sale of basic back office software to huge companies that already have the products and have little if any intention of replacing them anytime soon.

In the IT industry, what does induce change is innovation – new products, technologies and business models that offer such substantially increased performance that it becomes worth it to discard an otherwise functional solution. These markets are spectacularly innovative and dynamic. Indeed, for the last thirty years a torrent of innovation has boosted IT performance at a constantly accelerating pace. This has been true across the entire technology landscape, from microprocessors to storage capacity to software markets of every kind. In this environment, performance advantages, especially so-called “leap-frog technologies,” tend to be much more important determinants of competitive outcomes than price, and breakthroughs at the hardware, software or business concept levels frequently make entire categories of old products obsolete. Market boundaries therefore shift constantly, and often very rapidly.4

[4]	The Department of Justice understood this not very long ago; its landmark case against Microsoft and the resulting settlement were premised on the idea that new “middleware”

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The markets for EAS software have been no exception to that principle of constant creative destruction. Transformative events occur with regularity. Microsoft’s aggressive entry into EAS markets is a recent example of this competitive dynamism, but it is neither the only one nor, tellingly, the most important one. The explosive growth of alternatives to EAS solutions, like HR outsourcing and “software as service,” and the development of application integration technologies that reduce the costs of integrating heterogeneous application environments, are in some ways better illustrations of dynamic competition. It is therefore extremely important to understand the core value that these products have to the users, e.g., lowering the costs of paying employees or consolidating financial statements. IT, after all, is a means to an end, typically increased productivity. The “market” therefore consists of the technologies and services that can most cost-effectively advance the customer’s underlying business goals. New paths to the same ends are being invented all the time, and it would be grave error to ignore them in considering the prospective effects of a merger on competition.

The Plaintiffs’ Case

Plaintiffs’ case begins with the most confusing, meaningless market definition ever pursued in a government merger challenge. Plaintiffs allege that the relevant markets are “high function” FMS and HRM software – defined as software (and associated services) for FMS and HRM sold in the United States that “can be integrated into suites of associated functions from a single vendor with performance characteristics that meet the demands of multifaceted organizations with high-level functional needs.” First Amended Complaint (“FAC”) ¶ 23. Plaintiffs define “customers with high-level functional needs” as those that “require” high function enterprise software. Id. at ¶ 14. Plaintiffs never break that forthrightly circular loop, but do offer various subjective descriptions of the software they are talking about—such as that it must support “business processes and reporting requirements that may stretch across multiple jurisdictions (often requiring support for foreign languages and reporting requirements), multiple legal entities or divisions within the organization and multiple lines of technologies might break down Microsoft’s monopoly in the entirely different category of operating system software.

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business.” Id. For convenience we will refer to these organizations as “LCEs,” meaning large, complex enterprises.

The Complaint alleges that Oracle, PeopleSoft and SAP are the only vendors of “high function” FMS and HRM software because only these three companies have both the requisite products and “vendor characteristics” needed to meet the demands of LCEs. Thus, Plaintiffs contend, LCE customers buy in a market with at best three firms, and the combination of Oracle and PeopleSoft therefore would constitute a merger to duopoly.5 Indeed, Plaintiffs allege that some LCEs consider Oracle and PeopleSoft to be their only alternatives as vendors of “high function” HRM and FMS software, implying that for such customers the combination of Oracle and PeopleSoft would be a merger to monopoly.

Plaintiffs and their experts essentially admit that it is impossible to identify a “high function” customer by any objective criteria. Plaintiffs therefore intertwine their market definition arguments with their allegations concerning the procurement process that LCEs employ. Plaintiffs essentially claim that even though every large customer’s needs are “unique” and it is impossible to identify “high function” customers with any objective metric, the procurement process sorts large organizations into two groups: (1) those who need “high function” FMS and HRM available only from SAP, Oracle and PeopleSoft, and (2) those whose lesser needs give them additional options. This sorting is supposedly a consequence of the information the customers reveal about their needs in the course of the elaborate software procurement process – essentially, customers identify themselves as having “high function” needs. Vendors see this and behave accordingly, competing more or less aggressively according to the customer’s revealed options and the identity of other participating competitors.

Plaintiffs’ Complaint justified the three-firm only market based on the ability of FMS and HRM vendors to price discriminate against those customers that need “high function”

[5]	Plaintiffs’ identification of vendors has wavered somewhat. The Complaint alleged a three-firm market, and the Justice Department’s sworn interrogatory answers repeated that contention. By contrast, Prof. Elzinga, Plaintiffs’ main expert witness, presents market share calculations that list as many as five or six firms, but then argues that only SAP, Oracle and PeopleSoft count for the analysis of the market.

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software. FAC ¶ 25. It is important to note that Plaintiffs have abandoned this theory; their expert, Professor Elzinga, claims to be applying only “traditional” market definition criteria. This is most likely because the LCEs that allegedly buy “high function” software indisputably pay less per-user than smaller organizations, the exact opposite of what price discrimination-based market definition requires.

Plaintiffs’ allegations of anticompetitive effect are not based on classic oligopoly theory – the theory that dominates analysis in merger decisions since Section 7 was last amended substantively in 1950. This is a supremely important point to which we will return often. It is oligopoly theory – or “coordinated effects” theory in the language of the DOJ’s Merger Guidelines – that makes us suspicious of “three to two” mergers. The fact that Plaintiffs do not pursue such a theory (because they can’t) transforms everything in this case.

Instead, Plaintiffs’ “competitive effects” arguments rest entirely on “unilateral effects” – a novel and judicially untested theory focusing solely on “localized” harm within a subpart of a properly defined relevant market. Plaintiffs begin with market allegations focusing on a part of the EAS spectrum (FMS and HRM software), then further segment that part of the spectrum into particular types of FMS and HRM software specifically demanded by and sold to a certain class of customers that allegedly prefer to purchase such software from a certain type of vendor in a certain way. The unilateral effects analysis further narrows Plaintiffs’ focus by purporting to identify anticompetitive effects that arise only with regard to customers with especially strong preferences for the high function FMS and HRM software of the merging parties, meaning customers that view Oracle and PeopleSoft as their best and second-best alternatives. Customers that view the market leader, SAP, as an equally good substitute for either Oracle or PeopleSoft aren’t hurt at all. That turns out to be a strong majority of the customers in both of these markets. So the group of vulnerable customers is very small.

Plaintiffs theorize harm to these customers using auction theory, claiming that the procurement process for EAS functions like a Sotheby’s art auction where the winning bidder’s price is set by the bid of the second place bidder (since the winner need only outbid that person by a dollar). This is completely novel – it is a kind of argument never before advanced in a

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government merger challenge. It is also obviously inapplicable, for while Plaintiffs’ experts repeatedly assert that these markets involve auction-like “bidding,” EAS procurements indisputably involve simultaneous bilateral negotiations between the buyer and one or two competing sellers, a very different process to which auction theory does not apply.

Finally, Plaintiffs dismiss the possibility that SAP or other firms can protect the few vulnerable consumers by offering them as good an option as Oracle or PeopleSoft. In Plaintiffs’ story, SAP is relegated to the role of a weak “third best option” for the relatively few large enterprises that it does not already serve at least in part. Plaintiffs discount entirely all other EAS vendors and everyone who sells alternatives to EAS. Save for SAP, Oracle and PeopleSoft products, all of the options that large enterprises actually use to solve their back office automation needs are defined out of existence, including outsourcing, legacy systems, and numerous products offered by other global firms and purchased by similar LCE customers. Of particular note, Microsoft is pigeonholed as a mid-market company that, despite its unsurpassed resources and noted aggressive streak, would be unable to reach disgruntled customers.

SUMMARY OF ARGUMENT

By claiming to find only three competitors in its alleged markets, Plaintiffs spin this case as a routine police action to stop a “three-to-two” merger – an apparent slam dunk for Plaintiffs. In reality each link in Plaintiffs’ “merger-to-duopoly” logic is missing.

This Is Not a Standard Coordinated Effects Case

First and foremost, the government literally ignores standard “coordinated effects” theory – the well-worn oligopoly notion common to nearly all decided merger cases, that substantially increasing concentration in a concentrated market means less competition. This is the theory that has conditioned us to think of “three to two mergers” as slam dunks for the government – and it is concededly not applicable to these markets. Regardless of the overall level of market concentration, “unilateral effects” theory applies only if there are discernable and substantial parts of the alleged relevant markets dominated by the merging parties alone and protected from competition by other market participants. Unilateral effect analysis, in other words, is not advanced by chanting “three to two merger” like a mantra. It requires a specific

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and highly-focused inquiry.

Neither the Supreme Court nor any Court of Appeals has endorsed unilateral effects theory. Consequently, the only source of standards for unilateral effects analysis is Paragraph 2.21 of the government’s own Merger Guidelines.6 The Guidelines presume that an adverse unilateral effect arises where (1) “a significant share of sales in the market [are] accounted for by consumers who regard the products of the merging firms as their first and second choices,” (2) “the merging firms have a combined market share of at least thirty-five percent,” and (3) “repositioning of the non-parties’ product lines to replace the localized competition lost through the merger [is] unlikely.” That thirty-five percent threshold is compelled by the views of the Supreme Court and the Ninth Circuit respecting the minimum market share required to exercise market power. See Jefferson Parish Hosp. Dist. No. 2 v. Hyde, 466 U.S. 2, 7-8, 26 (1984) (30% market share below threshold for market power, as matter of law); Rebel Oil Co. v. Atlantic Richfield Co., 51 F.3d 1421, 1438 (9th Cir. 1995) (following Jefferson Parish on this point)

Existing industry calculations of FMS and HRM market shares – of which there are dozens – consistently indicate many more vendors than three, and market shares for Oracle and PeopleSoft that if combined would fall far below thirty-five percent. Market definition thus becomes central to Plaintiffs’ efforts to meet the test from its own Guidelines, and to portray this case as a three to two merger.

Market Definition

Plaintiffs’ market definition allegations are unacceptably vague, methodologically suspect and factually deficient in geographic and product dimensions. Settled law requires that a

6 U.S. Department of Justice and Federal Trade Commission, Horizontal Merger Guidelines (1992) (as amended). The unilateral-effects provision first appeared in the 1992 version of the Guidelines. The 1982 Justice Department Merger Guidelines contained a “leading-firm proviso”, ¶ III.A.2., 4 Trade Reg. Rep. (CCH) ¶13,102 (1982), delimiting the safe-harbor for agency scrutiny of the possibility that a merger would create a leading firm, able to wield monopoly power (i.e., independent of any oligopoly relationship to its competitors). That provision has both a well-established basis in antitrust economics (single-firm monopoly being a well-recognized phenomenon in antitrust), and a solid legal foundation in Section 7 (prohibiting acquisitions whose effect may be “to tend to create a monopoly”).

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relevant product market include all reasonable alternatives, i.e., all demand substitutes. This at least includes products and services to which such customers do turn to satisfy the same requirements as the products of the merging companies. It is equally clear that a geographic market must encompass “the area of effective competition . . . to which the purchaser can practicably turn for supplies.” A straightforward application of these tests would define the relevant markets in this case as world markets for all of the technologies and services now in common use to automate financial and human resources management functions. This would include not just FMS and HRM packages from SAP, Oracle and PeopleSoft, but comparable software packages from other vendors, multi-vendor “best of breed” solutions, legacy and incumbent systems, and outsourcing services.

Plaintiffs gerrymander with abandon to escape that conclusion. They begin with the geographic market – an issue so clear that reasonable people ought not be debating it. This case is a textbook example of a world market. All major vendors – e.g., SAP, Oracle, PeopleSoft, Microsoft, SSA, ADP – operate globally. A German-based company, SAP, developed its software largely outside the U.S. and yet is now both the global industry leader, and the firm with the leading share of U.S. sales. Plaintiffs’ own product market contentions exalt the global dimension of both the products and their customers, including multi-language and multi-jurisdictional capability, and “follow-the-sun” 24/7 support and service. FAC ¶¶ 14-15. Plaintiffs’ expert, Kenneth Elzinga, admits that under the widely-used geographic market definition test that he developed, one would conclude this is a world market.

The problem is that a worldwide market is fatal to Plaintiffs’ case in the alleged FMS software “market,” because the combined Oracle-PeopleSoft market share would be well below thirty-five percent and SAP’s dominant share of FMS software sales would foreclose any argument that the merged firm would have substantial market power, “localized” or otherwise. Plaintiffs’ case in the alleged HRM market would also be severely weakened. So, without any factual or legal foundation whatsoever, Plaintiffs allege a U.S.-only market.

Plaintiffs’ vague and circular descriptions of the product market are also an effort to get past the thirty-five percent threshold. There is apparently no force on earth that can get

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Plaintiffs to define “high function” FMS and HRM in plain and objective terms. Ask Plaintiffs to define it and a rambling, adjective-dominated litany of features and “vendor characteristics” is returned. Even Plaintiffs’ experts admit there are no “metrics” to define these alleged markets, and indeed both abandoned the concept when, for market definition calculations and other empirical work, they required clear standards for what is in or out of the market. It is difficult to summarize all the things that are wrong with this market definition, but a few things stand out.

The notion of “high function” software is made up; no such thing exists. SAP, Oracle, PeopleSoft and other vendors have not written separate code for multi-billion dollar companies, and “smaller,” multi-hundred million dollar companies. The same code and the same catalogue of software modules are available to both the huge and the merely large.7 The “high function” notion is in reality a way of circumventing legal and economic principles weighing heavily against defining markets in reference to customers. That is precisely what Plaintiffs are doing, and the only thing that truly defines these markets is that the customers included in them (not excluded from them) chose SAP, Oracle or PeopleSoft software.

Every identifying criterion for this “market” is honored in the breach. For example, while Plaintiffs stress multi-jurisdictional, multi-lingual and multi-currency capability more than any other “high function” need, the “high function” customers on Plaintiffs’ witness list include the State of North Dakota, Erie County, New York, the Metro North commuter railroad and companies that operate only in the U.S., only in U.S. dollars, and only in English. The same anomalies occur with regard to every other allegedly identifying criterion.

Every large organization that turns to a “rogue vendor” of EAS software is deemed not to have “high function” needs. Dozens of billion-dollar plus enterprises have turned to companies such as Lawson, Microsoft, ADP, Fidelity, and AMS for their FMS or HRM needs. Safeway, Johnson & Johnson, the Department of Justice, the Commonwealth of Massachusetts, the Federal Reserve Bank, the State of Arizona, Bank of America, Tyco and Comcast are but a few examples. Plaintiffs dismiss every such example as aberrational for one reason or another.

[7]	In contrast, special versions are available from many vendors for small businesses.

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There is no consistency to the explanations, just the outcome.

Plaintiffs will not specify which FMS and HRM modules are in the relevant markets, and under what conditions. Many large companies standardize on a single vendor’s FMS or HRM products for certain modules, e.g., general ledger and accounts receivable FMS modules, supplementing that with additional modules, often called “point solutions,” available from many vendors. The Complaint suggests the relevant markets are limited to FMS and HRM sales in some kind of package, or at least to modules that can be integrated into broader suites. Plaintiffs’ discovery efforts have also emphasized competitions to become a corporation’s standard FMS or HRM solution. Nonetheless, plaintiffs refuse to state any criteria for determining whether a given FMS or HRM sale is in the market or not. The operative principle seems to be that if including the sale will boost Oracle’s or PeopleSoft’s market share, include it.

Every alternative to acquiring an enterprise-wide FMS or HRM solution is excluded from the market. When considering replacing existing systems, customers have choices. They can certainly procure a solution from SAP, Oracle or PeopleSoft, but they can also buy comprehensive back office software packages from other vendors, stitch together multi-vendor “best of breed” solutions, continue to use legacy and incumbent systems, or turn to outsourcing services. Plaintiffs simply define away all these options.

The end result of this gerrymandering process is a market with no discernable boundaries – the ultimate “know it when you see it” market. Such a market fails as a matter of law, mandating judgment for the defendant.

Plaintiffs cannot escape their burden to define relevant markets by claiming that “high function” customers identify themselves to the vendors during the procurement process. Any legal foundation for that argument – which was never strong – disappeared the moment Professor Elzinga abandoned, for market definition purposes, reliance on price discrimination. That is because the only legally-sanctioned way to define a market based on customer characteristics is when such characteristics permit price discrimination. Out of an abundance of caution given plaintiffs’ ever-changing theories, we will discuss this body of law below, but given Professor Elzinga’s recent testimony, the discussion appears to be unnecessary.

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In any event, the claim that customers identify their need for only SAP, Oracle or PeopleSoft software fails an obvious plausibility test: Why would a class of customers that is by definition limited to the largest, most sophisticated organizations in the world reveal to suppliers the kind of information that marks them as vulnerable to price discrimination? These customers choose the procurement process that they use to buy these products. Plaintiffs’ theory requires the assumption that they do so without regard for their own economic self-interest. Economic logic and antitrust law make that an impermissible explanation of real-world commercial behavior. See, e.g., Aspen Skiing Co. v. Aspen Highlands Skiing Co., 472 U.S. 585, 604 n.31 (1985)(quoting Robert H. Bork, The Antitrust Paradox 156 (1978)).

Finally, Plaintiffs cannot sidestep the burdens of market definition by claiming – as they apparently do – that every procurement for “high function” FMS and HRM constitutes a distinct antitrust market. There is no authority whatsoever for this approach. The enforcement agencies and the courts have analyzed plenty of markets involving lengthy, negotiated procurement processes for customized products, and have never found traditional antitrust analysis to be inadequate before. See, e.g., United States v. Baker Hughes Inc., 908 F.2d 981 (D.C. Cir. 1990). A single sale, moreover, is clearly not a “line of commerce” within the meaning of Section 7 of the Clayton Act. And if every procurement is truly unique enough to be a separate market, then coherent antitrust analysis is impossible: there would be no way to calculate market shares, every buyer would be a monopsonist more than capable of fending off seller power, and the outcome of any merger would be beyond the predictive powers of economic theory.

Competitive Effects

Even in an improperly defined three-firm market, there is no reasonable concern that the world’s largest, most sophisticated corporations will be prey to Oracle because they “only” have SAP as an alternative.

In the first place, the evidence at trial will clearly show that SAP software is a very strong substitute for Oracle software, such that the primary concern of the unilateral effects doctrine is inapplicable. This is simply not the paradigmatic unilateral effects case where the

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products of the merging firms are fundamentally different from those of other firms in the relevant market, e.g., where two local newspapers appeal to different advertisers than competing regional or national newspapers. SAP offers the same kinds of products as Oracle and PeopleSoft and appeals to exactly the same kinds of customers. So there is no reason to assume a priori that SAP may be absent from some “locale” within the alleged relevant markets, and therefore unable to offer large enterprises a credible alternative to Oracle software.

In fact, the evidence at trial will show that it is SAP, not PeopleSoft, that is Oracle’s strongest competitor, forcing it to offer the largest discounts. This is dispositive evidence in a unilateral effects case, regardless of the level of market concentration, because it shows that SAP can prevent the unilateral exercise of market power by Oracle. Plaintiffs offer only theory in response, insisting that the odd customer that ranks SAP third would inevitably experience a price increase because auction theory says so. That is not how antitrust analysis works. The Supreme Court has made it clear that “actual market realities,” not theory, are the drivers of antitrust analysis. Eastman Kodak Co. v. Image Tech. Servs., Inc., 504 U.S. 451, 466-67 (1992). Here the facts show that SAP can and does force Oracle to behave competitively.

Furthermore, in the rare case that SAP is not a good “fit” for a large enterprise, the question under unilateral effects analysis is whether SAP could “reposition” its products “to replace the localized competition lost through the merger.” Merger Guidelines ¶ 2.21. If SAP can reposition, the unilateral effects theory is defeated.

Oracle has pressed Plaintiffs to identify customers who don’t find SAP products to be a good alternative and to describe SAP’s product weaknesses. They simply can’t do it. At best, Plaintiffs state in highly general terms that SAP lacks some features and functions that Oracle and PeopleSoft have and which some customers value. They have also, on occasion, suggested that SAP is comparatively weak outside its manufacturing industry stronghold (which SAP dominates by a wide margin), and that its offerings to financial services firms (banks and insurance companies) are not on par with Oracle’s and PeopleSoft’s. These arguments, however, are baseless, and not even PeopleSoft’s witnesses – who will say just about anything in support of the government’s case – will claim SAP has distinct product weaknesses. Furthermore, there

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is no basis for claiming that SAP could not address any weakness that might be identified, and thus “reposition.” Indeed, Plaintiffs’ expert, Professor Elzinga, recently admitted that he could think of no reason why SAP would not reposition if there was money to be made by it. Under the Merger Guidelines, that should be dispositive.

Plaintiffs nevertheless claim that there are many examples of customers that do prefer Oracle and PeopleSoft over SAP. This is evident, they say, in numerous documents (especially discount approval forms) showing that large enterprises chose Oracle and PeopleSoft to face off against one another in the final round of an FMS or HRM procurement. Of course there are such examples – as there are for every other vendor pairing one can think of. The very nature of differentiated-products competition preordains that consumers’ relative preferences for different products will be unevenly distributed. As a result, were the courts to accept this ordinary phenomenon as proof of unilateral effects, the government would have carte blanche to stop any merger in any differentiated market.8 That is not the law. A merger is unlawful only if it is likely to affect competition adversely in a “line of commerce,” not merely across a scattering of customers connected only by their fondness for the merging firms. At the end of the day, that is all Plaintiffs can hope to prove.

Finally, Plaintiffs’ arguments ignore the ability of the world’s largest and most sophisticated organizations to protect themselves from the exercise of unilateral market power. It is important to understand that Plaintiffs’ zeal to find some part of the EAS landscape in which this deal is problematic has resulted in a “market” made up solely of huge corporations and other institutions with enormous buyer power. This is the segment of the EAS market that always gets the very best deals, with the most concessions from vendors – even though under Plaintiffs’ view of the world it is already a three-firm oligopoly. The reason for this is that large enterprises have enormous leverage in the negotiation process. The deals are very large, and since seller variable costs are low, losing is very expensive. Large enterprises are the firms that can most credibly

[8]	PeopleSoft’s recent acquisition of J.D. Edwards, for example, would clearly have been unlawful, because there are numerous documents showing that some customers thought PeopleSoft and J.D. Edwards products were their best options.

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threaten to maintain their existing solutions, reduce their purchases of a vendor’s products if they are mistreated, or move to outsourcing. They are all important reference accounts, a status they can and do trade for price concessions. And if nothing else, large enterprises can always credibly threaten to turn to SAP, already the most popular choice of such firms. None of this will change as a result of this merger. The companies in the alleged relevant markets are in fact the last group that will ever be the victims of unilateral market power.

Conclusion

The government has improperly defined the market and cannot meet the requirements of its own unilateral effects test in the gerrymandered market of its choice. Blocking this transaction would therefore clearly be contrary to the substantive standards of Section 7 of the Clayton Act. Beyond that, however, blocking this deal would do real harm to the efficient evolution of this industry. The government has simply missed the important competitive forces in this industry that are driving this tender offer, obsessing over one tree in a richly dynamic forest. This acquisition will result in a stronger competitor to SAP, and a stronger competitor in the broader enterprise software “stack” to the behemoths of this industry, IBM and Microsoft. It will also result in multi-billion dollar efficiencies that will benefit all EAS buyers of all sizes and types. These procompetitive effects ought not be sacrificed to speculative concerns that huge corporations more than capable of fending for themselves will get hurt.

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THE LAW AND ITS APPLICATION TO THE FACTS

Section 7 of the Clayton Act prohibits only those acquisitions whose effect may be “substantially to lessen competition, or to tend to create a monopoly” in a “line of commerce.” There must be a “reasonable probability” of substantial competitive harm; a “mere possibility” will not suffice. United States v. Marine Bancorporation, Inc., 418 U.S. 602, 622-23 (1974); United States v. Sungard Sys., Inc., 172 F. Supp. 2d 172, 180 (D.D.C. 2001); New York v. Kraft General Foods, Inc., 926 F. Supp. 321, 358-59 (S.D.N.Y. 1995).

Because the statute requires proof of likely harm to competition in a “line of commerce”, the “first step” in any Section 7 case is to define the relevant market allegedly threatened by the transaction. Sungard, 172 F. Supp. 2d at 181; California v. Sutter Health Sys., 84 F. Supp. 2d 1057, 1066 (N.D. Cal. 2000), aff’d, 217 F.3d 846 (9th Cir. 2000) (mem. op.). The second step is to show that the acquisition is likely to harm competition substantially in that market. United States v. Baker Hughes Inc., 908 F.2d 981, 983 (D.C. Cir. 1980); Sungard, 172 F. Supp. 2d at 180. The government always bears the burden of proof regarding market definition. FTC v. Tenet Health Care Corp., 186 F.3d 1045, 1051-52 (8th Cir. 1999); Sungard, 172 F. Supp. 2d at 181. Moreover, without a presumption of likely competitive injury, the government also bears the burden of proving that second element of the offense as well, and, in any event, the government always bears the ultimate burden of persuasion that the acquisition will lessen competition in the relevant market. Baker Hughes, 908 F.2d at 983; Sungard, 172 F. Supp. 2d at 180.

Plaintiffs cannot discharge their burdens of proof and persuasion on either issue.

I.	PLAINTIFFS’ ALLEGED RELEVANT MARKETS ARE NOT WELL-DEFINED AS A MATTER OF LAW, AND ARE INCONSISTENT WITH THE FACTS

A.	Plaintiffs’ Product Market Allegations Are Insufficient As A Matter Of Law

The relevant market has both a product and a geographic dimension. Brown Shoe Co. v. United States, 370 U.S. 294, 324-28 (1962). It must be “well-defined” in both respects. Tenet, 186 F. 3d at 1052. This means not only that the government must define the market with

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sufficient specificity that it can be determined “who is in and who is out of the market,” Midcon Corp., 112 F.T.C. 93, 141 (1989), but which sales are relevant to calculating market shares. United States v. Eastman Kodak Co., 63 F.3d 95, 102-06 (2nd Cir. 1995); see, United States v. Gen. Dynamics Corp., 415 U.S. 486, 494-504 (1974). Otherwise, competitive effects cannot be confidently predicted. In re Midcon Corp., 112 F.T.C. at 141; United States v. Baker Hughes, Inc., 731 F. Supp. 3, 7 (D.D.C. 1990) (“‘[T]he relevant product market proposed by the [government] is too amorphous to be subjected to the hard economic analysis required by § 7’”) (quoting Carter Hawley Hale Stores v. Limited, Inc., 587 F. Supp. 246, 253 (C.D. Cal. 1984)), aff’d, 908 F.2d 981 (D.C. Cir. 1990).

Plaintiffs’ proposed market does not meet this threshold requirement. It is literally circular. “High function” software is defined as software that “meet[s] the demands of multifaceted organizations with high-level functional needs,” FAC ¶23, while “multifaceted organizations with high-level functional needs” are in turn defined as those customers who require “high function enterprise software,” id. ¶14. Plaintiffs offer various subjective descriptions of those supposed “high-level” needs, but none of them supplies a reliable way to determine whether any particular customer is in or out of the alleged “markets.” As discussed above, Plaintiffs’ chief economic expert, Professor Elzinga, has admitted, with respect to the supply side of the market, that “[t]here is no quantitative metric based on software characteristics (i.e., complexity of functionalities) that precisely distinguishes the markets for high function FMS and HRM software from midmarket and general purpose software.” Economic Analysis of the Proposed Oracle Corp. – PeopleSoft, Inc. Merger, Report of Kenneth G. Elzinga at 44 (Apr. 26, 2004)(“Report”). He has also admitted, with respect to the demand side of the market, that “there is no single metric delineating customers of high function enterprise software” either. Id. at 43. Indeed, “customers of similar size metrics and in similar industries may have made ‘radically different’ choices for solving their ‘unique solutions.’” Id. at 94-95.

The absence of a usable market definition is also reflected in the analyses of concentration and pricing by Plaintiffs’ experts. For example, in analyzing market shares and concentration in the “high function” FMS and HRM software “markets”, Professor Elzinga is

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forced to abandon his own market definition and resort to precisely the kinds of “quantitative metric[s]” that he earlier disavowed. Professor Elzinga uses the numerical size of the transaction (i.e., greater than $500,000) – not the functionality of the software sold or the size or complexity of the customer – as the basis for his analysis. Report at 46-47. In analyzing direct competition between Oracle and PeopleSoft, as well as in constructing his “econometric” study of pricing, Professor McAfee not only uses the size of the deal (instead of the functionality of the software sold or the size or complexity of the customer) to differentiate sales of “high function” software from other software, but he uses ERP suite transactions instead of transactions involving actual sales of FMS and/or HRM software (the “high function” products allegedly constituting the relevant product market). Id. at 40-45, 51-55. In short, the government’s proposed market lacks any meaningful boundaries, and therefore fails as a matter of law.

Second, plaintiffs’ alleged markets also fail the threshold requirement that relevant markets constitute a “line of commerce.” That requirement is apparent from the language of Section 7 itself. It is also the teaching of recent cases in which the courts have demanded that when the government points to customers allegedly threatened by the challenged merger because their choices will be more limited, the government must demonstrate that such customers have been chosen on a proper and reliable basis to ensure they are “representative” of a larger group of purchasers numerous enough to constitute a distinct “line of commerce.” Sungard, 172 F. Supp. 2d at 184-86; United States v. Engelhard Corp., 126 F.3d 1302, 1306 (11th Cir. 1997).

Plaintiffs’ proposed market fails this test. Here Plaintiffs and their experts identified no more than a few dozen purchasers of “high function” FMS and/or HRM software who are allegedly threatened by this proposed merger. Even assuming that the alternatives available to meet the needs of these customers are limited to the products of the merging parties (and SAP), as the government contends, that number represents a tiny fraction of the thousands

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of LCEs within the Plaintiffs’ own purchaser limitations.9 Moreover, Plaintiffs’ experts provide no basis whatever for concluding that these nineteen customers are “representative” of any substantial or even identifiable subset of purchasers. Thus, the alleged market also fails this second threshold requirement.

B.	Plaintiffs’ Alleged Product Markets Ignore Reasonable Substitutes That Must Be Included As A Matter Of Law

A “well-defined” product market must include all “reasonabl[y] interchangeab[le]” products. Brown Shoe, 370 U.S. at 325; Sungard, 172 F. Supp. 2d at 182 (citing cases). This means that the market must include all alternatives to which customers “could practicably turn for alternative services should the merger be consummated and prices become anticompetitive.” Tenet, 186 F.3d at 1052; see also FTC v. Freeman Hosp., 69 F.3d 260, 269 (8th Cir. 1995). Or, as the Ninth Circuit has put it, the market must include the products of all sellers “who have the ‘actual or potential’ ability to deprive each other of significant levels of business.” Rebel Oil Co. v. Atl. Richfield Co., 51 F.3d 1421, 1434 (9th Cir. 1995) (quoting Thurman Indus. v. Pay ‘N Pak Stores, Inc., 875 F.2d 1369, 1374 (9th Cir. 1989)). Professor Elzinga acknowledges that this legal test is also the economic test. He states that “demand substitution is used to define the products included in the relevant market” and that “[d]emand substitution identifies the alternative products consumers could buy that would protect them from a price increase for the product of the merging firms . . . .” Report at 24.

The Complaint pays lip service to this cardinal rule by alleging that LCEs not just prefer, but need, the “high function” FMS and HRM software contained in the ERP suites of Oracle, PeopleSoft and SAP. However, by limiting the product market to the suites of those three vendors, Plaintiffs’ product market definition violates the rule as it applies to the real world. Plaintiffs omit at least three important alternatives to which LCE customers can, and regularly do, turn. All of these options constrain the pricing of Oracle, PeopleSoft, and SAP.

[9]	See 5/27/04 Elzinga Dep. [66-67] (admitting that “the customer declarations represent a tiny tiny fraction or a sliver of the entire customer base”).

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(1)	Maintaining incumbent systems

First, Plaintiffs ignore the existing systems operated by virtually all potential purchasers, certainly including LCEs. These systems give each LCE the option to “just say ‘no’” to any vendor, including to SAP, Oracle and PeopleSoft. The supposedly vulnerable customers in Plaintiffs’ tale are the world’s largest enterprises, and these specific functions (financial, human resources) are the most basic and universal. The FMS and HRM software on the incumbent system is a non-depreciating resource (a “durable good”) which the customer can operate indefinitely so long as updates are available.10 The legacy system gives the customer the option not to buy anything – to simply continue operating and upgrading the system that it has. The existence of this option is reflected in the win-loss reports of all three vendors whose products Plaintiffs assert alone comprise the relevant market. The viability of the incumbent or “legacy” option will also be established by the trial testimony of customer and vendor witnesses.

The Justice Department’s omission of this alternative is inexplicable given that in Sungard, supra, it made the very same mistake, and lost the case because of it. There the product at issue was “Business Continuity/Disaster Recovery” – systems that permit businesses to keep operating or to promptly restore operations in the event of natural disaster, prolonged power failures and the like. The government excluded customers’ incumbent internal systems from the relevant market. The court found this exclusion unfounded, 172 F. Supp. 2d at 186-190, and it consequently concluded that the government had failed to prove that the acquisition at issue would violate Section 7.11

[10]	There are trivial exceptions to this for customers whose IT systems are somehow destroyed beyond the possibility of reconstruction, or whose underlying IT systems otherwise become inoperable.

[11]	Professor Elzinga admits “there are documents from both Oracle and PeopleSoft mentioning prospective customers who may stay with their legacy systems instead of becoming actual customers.” Report at 66-67. He argues nevertheless that including “self-supply” in the relevant product market should be limited to situations in which a “vertically integrated firm can direct its self-supply to become market supply.” Id. at 67. That is exactly the argument rejected in Sungard. Professor Elzinga also asserts that “self supply” should be ignored because “few (if any)” customers “would build a legacy system from scratch” and that a legacy system would have to be “constantly updated to reflect regulatory and tax changes.” Id. at 65-67. These assertions are just shadow-boxing. An LCE need not (and rarely does) build its “system from

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(2)	Other vendors

Second, plaintiffs exclude the FMS and HRM packages sold by other vendors like Microsoft, SSA and Lawson, from which plaintiff State of Michigan recently purchased an FMS package. They also tie themselves into knots trying to figure out what to do with AMS, from which the Justice Department itself purchased a huge, comprehensive and very “high-function” HRM solution. In the same breath, Professor Elzinga includes AMS in his market share calculation and declares this is still a “three to two” deal because AMS doesn’t really count.

Plaintiffs attempt to justify the exclusion of these alternatives on the ground that those packages do not possess all of the FMS/HRM product and vendor characteristics of ERP suites sold by Oracle, PeopleSoft and SAP. That is certainly not true of the FMS and HRM “basic components” identified by Plaintiffs’ expert, Professor Marco Iansiti. Expert Report of Professor Marco Iansiti at 11-12 (April 26, 2004). The evidence will show that the HRM and FMS packages sold by numerous other vendors have those “basic components.” And, as discussed above, Professor Elzinga has acknowledged there is no “metric” (to borrow his phrase) to define what additional components are “high function” components and which are not.

Moreover, as discussed above, if and to the extent that those other packages lack any supposed “high function” components by themselves, those components can be supplied with modules and features provided by “best of breed” or “point solution” providers. Sales of individual FMS or HRM packages – and even more disaggregated elements of such packages treating one or two individual functions, such as asset management (part of FMS) – are common, and dozens of vendors in addition to SAP, Oracle and PeopleSoft provide such alternative solutions. These vendors are frequently invited to bid for LCE sales, alone or with partners, and often they win. Professor Elzinga acknowledges “many best of breed sales have been made.” Many of these sales are to a division or similar sub-unit of a larger LCE customer. Nothing compels LCEs to procure on a global, enterprise-wide basis. Professor Elzinga acknowledges scratch.” It can simply upgrade the system it has. LCEs have been constantly “updating” their legacy systems – as they must update every EAS system – every year to stay abreast of current regulatory and tax requirements, and can continue to do so.

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that “[i]t would be idle to contend that high function HRM and FMS software are always acquired on a suite basis from one vendor.” Id. at 79. He also admits that “large, complex organizations that buy high function HRM and FMS software also may purchase midmarket enterprise software (to take care of particular HRM or FMS tasks at a particular plant or business operations),” id. at 78-79, and that “customers of similar size metrics and in similar industries may have made ‘radically different’ choices for solving their ‘unique situation,’” id. at 94-95. Thus, as explained below, statements offered by Plaintiffs from at most a few a dozen LCEs that prefer to procure globally (or in any other “bundle”) can at most identify a small handful of potentially “inframarginal” customers – customers who claim not to perceive any alternative other than the software solution they prefer.

Plaintiffs’ position boils down to the contention that the FMS and HRM software contained in the suites that are in its product market offer “one-stop shopping” while other FMS and HRM packages do not. In Thurman v. Pay ‘N PakStores, the Ninth Circuit made it clear that is no justification at all for excluding the other packages from the product market. There the Court rejected a market limited to “one stop” home improvement stores where, as here, customers could satisfy their needs by assembling purchases made from other sources – hardware stores in that case. 875 F.2d at 1373-74. Professor Elzinga admits that that is correct as a matter of economics, as well as law, stating that “[i]f separate point solutions are a viable option, then the case is weakened for delineating the relevant product market as a suite or product set of what technically are non-substitutable products.” Report at 79.

(3)	Outsourcing

Third, Plaintiffs exclude outsourcing provided by firms such as ADP, Fidelity, and increasingly by systems integrators like Accenture, even though there will be evidence that many LCEs (including, for example, Bank of America) have outsourced their HR functions, replacing HRM solutions (that outsourcers call “in-sourcing”). Outsourcing is the ultimate in “one-stop shopping,” since both software and labor is acquired from the outsourcer, and it is the most potent new competitive force in the HR world. It is, to be sure, a different approach than HRM software run by company employees, but that is immaterial. The point is that it is

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competitive, and indisputably so. There is no justification for excluding it from the relevant HR market.12

In sum, Plaintiffs’ product market definition – FMS and HRM software packages that possess the functionality, scalability and flexibility to enable an LCE to perform all of its human resource and financial management tasks seamlessly by means of an integrated suite and which is sold by a vendor who possesses “vision, technology, staying power and global resources” – is not a market that includes the alternatives to which an LCE “could practicably turn” and which therefore have “the actual or potential ability to deprive” a post-acquisition Oracle of “significant levels of business,” especially if it tried to impose a material price increase. See Tenet, 186 F.3d at 1052; Thurman v. Pay ‘N Pak Stores, 875 F.2d at 1373. It is instead the kind of “‘strange, red-haired, bearded man-with-a-limp’” market that the district court mocked in PepsiCo, Inc. v. Coca-Cola Co., 114 F. Supp. 2d 243, 249 (S.D.N.Y. 2000) (citation omitted), aff’d, 315 F.3d 101 (2d Cir. 2002), because it was so clearly gerrymandered to yield a product market supporting the plaintiff’s case. It is, in short, not “well-defined,” as a matter of law.

C.	Plaintiffs’ Geographic Market Is Contrary To Law And To Their Own Product Market Allegations

As a matter of law, the relevant geographic market in an antitrust case is “the area of effective competition . . . in which the seller operates, and to which the purchaser can practicably turn for supplies.” Tampa Elec. Co. v. Nashville Coal Co., 365 U.S. 320, 327 (1961). In other words, it is “‘the narrowest market which is wide enough so that products from adjacent areas . . . cannot compete on substantial parity with those included in the market.’” Westman Comm’n Co. v. Hobart Int’l, Inc., 796 F.2d 1216, 1222 (10th Cir.1986) (citation omitted) (alteration in original). As discussed above, Plaintiffs limit the relevant geographic market to the

[12]	Professor Elzinga tries to dismiss the outsourcers as competitors on the ground that to include them in the relevant market would be “double counting” since some of them use Oracle, PeopleSoft and/or SAP software. Report at 69. That is not the answer: a number of outsourcers operate their own propriety software, and those who do not can price their services so that they can beat an alternative involving the purchase of the software they are using.

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United States. This is remarkable for at least two reasons.

First, the leading geographic-market definition methodology recognized by the courts was co-authored by the government’s chief economic expert, Professor Elzinga, and he admits that under that methodology, the geographic market is clearly worldwide. Under the “Elzinga-Hogarty test” (E-H), a proposed geographic market must be expanded until two criteria are met: (1) vendors outside the proposed geographic market do not supply significant amounts of product within the proposed market (the “Little In From Outside” or “LIFO” criterion), and (2) vendors inside the area supply few products to those outside (“Little Out From Inside” or “LOFI”). Sutter, 84 F. Supp. 2d at 1069. As Judge Chesney noted in Sutter, courts have generally required that 90% of the product consumed in an areas must be produced in that area for it to be a well-defined geographic market. Id. at 1069. See also Pilch v. French Hosp., 2000-1 Trade Cas. (CCH) ¶ 72,935 at 87,966-67 & n.5 (C.D. Cal. 2000). Again, Professor Elzinga admits that applying E-H to this case would result in a world market. 5/28/04 Elzinga Dep. at 60. (admitting that a geographic market limited to “the United States probably would not survive the Elzinga-Hogarty test, mainly because of SAP”).

Second, plaintiffs’ geographic market allegations are flatly inconsistent with their own product market allegations. Plaintiffs’ subjective descriptions of “high function” customers invariably emphasize the global nature of their operations and needs. For example, Professor Elzinga opines that “[c]ustomers of high function enterprise software cannot use midmarket software not so much because they are ‘large.’ Rather, their organizations may embrace different production functions spread across different countries with different currencies and different laws.” Report at 13. But if the product market is defined by customers with global needs and operations, the geographic market cannot be limited to the United States. The customers Plaintiffs describe not only operate globally, but purchase globally as well. Plaintiffs’ methodology would put an FMS sale to DaimlerChrysler “in” the market if the paperwork is completed in Detroit, but “out” of the market if the sale is consummated in Stuttgart. That is plainly arbitrary.

The evidence will confirm that transportation costs associated with selling FMS

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and HRM software are minimal, and there are no other substantial barriers to selling it on an international basis. SAP, the first EAS innovator and still market leader, is based in Germany, and – despite a significant share of U.S. sales – produces its software outside the U.S. Oracle, PeopleSoft and other FMS/HRM software vendors located in the United States sell it throughout the world. In short, the record will show without question that the relevant geographic market is worldwide in scope.

II.	PRICE DISCRIMINATION THEORY COULD NOT SUSTAIN THE ALLEGED RELEVANT MARKETS

Plaintiffs commenced this litigation brandishing a “price-discrimination” approach to market definition. Price discrimination is mentioned in the relevant-market section of the Complaint, FAC ¶ 25, and Plaintiffs’ principal expert report asserts the legitimacy of using price discrimination markets to analyze this case. Report at 27-28. Yet neither seemed definitive: the Complaint fell short of any clear invocation of the relevant Guidelines provision (¶ 1.12), and Professor Elzinga’s Report simply falls back on “traditional” analysis, claiming that his conclusions are unaffected by the choice of approach. Report at 30 & n.51.

Professor Elzinga has now clearly conceded that he is not defining the market using the price discrimination approach. So be it – Plaintiffs have no remaining path to victory. Absent proof that vendors can identify ERP customers vulnerable to price discrimination and discriminate against them, Plaintiffs have no arguable legal grounds upon which to limit the market to customers who regard FMS and HRM suites as the only acceptable means to automate financial and HR processes. If vendors cannot target and impose adverse price discrimination on an identifiable set of customers, such customers will share in the benefits of competition from these other alternatives even if they could not themselves rely on them directly.13

In reality, Plaintiffs’ decision to abandon price discrimination as a basis for

[13]	“[I]mportant conditions [for feasibility of price discrimination include] that the hypothetical monopolist is able to identify the customers to whom price can be increased “ Jerry A. Hausman, et al., Market Definition Under Price Discrimination, 64 Antitrust L.J. 367, 370 (1996).

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market definition was not gratuitous; the theory could not have succeeded in this case. First, the price discrimination theory requires proof that sellers charge higher prices to those with fewer choices, not lower prices as LCEs indisputably get. There is no theory about defining markets around customers who benefit from price discrimination.

Second, the price discrimination market definition theory that does exist is of dubious validity. The FTC has repeatedly warned that there are “analytical hazards” in defining markets by reference to possible price discrimination. In re R.R. Donnelley & Sons Co., 120 F.T.C. 36, 159-60; see also In re Midcon Corp., 112 F.T.C. 93, 141 (1989). They stem from the fact that varying customer preferences for differentiated product alternatives “is an economic truism.” Donnelley, 120 F.T.C. at 53. Consequently, there is “the potential for [the price discrimination market definition] approach to swallow up the market definition principles established by the federal courts and the Commission.” Id. at 54. At the very least, “that risk requires a particular rigor in examining the conceptual basis for distinguishing the allegedly inelastic customers and the factual basis for the prediction that price discrimination with respect to those customers is likely.” Id. at 159-60; see also Midcon Corp. 112 F.T.C. at 155, 158 (“In considering possible markets under this theory, there is a danger of implicitly assuming the conclusion” and while “the possibility of price discrimination might in appropriate circumstances be enough to justify concern about anticompetitive effects . . . ‘possibilities’ can be a weak foundation for a prediction of ‘likely’, ‘substantial’ competitive effects.”)

In particular, in markets like these involving differentiated products, price differences are not probative of the power to engage in price discrimination. As the authors of the preeminent antitrust treatise emphasize, “even in modestly complex markets the correlation between market power and price differences, discriminatory or not, is very difficult to establish. In many markets where either products or transactions are differentiated, price discrimination indicates little more than that firms are not perfect competitors. It tells us almost nothing about the amount of market power held by a single firm or even a collective. This fact greatly limits the use of price discrimination evidence to establish market power for antitrust purposes.” IIA

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Phillip A. Areeda et al., Antitrust Law ¶ 517c (2d ed. 2002)(“Areeda”).14

Plaintiffs’ treatment of differences in the prices (i.e., discounts) that Oracle has given to different LCEs as evidence of price discrimination here is especially far-fetched. Some customers inevitably get better prices than others when prices and terms are arrived at by negotiation because the outcome reflects the relative skills of the negotiators, incumbency advantages, reference opportunities, and even the proximity of the transaction to the end of a vendor’s fiscal year. That cannot, by any stretch of the imagination, be considered evidence of systematic economic price discrimination.

Again, all of this appears to be moot, because the only one of Plaintiffs’ witnesses who could advance a price discrimination-based market definition theory, Professor Elzinga, does not intend to do so. It is still worth knowing that the theory could not succeed.

III.	EVERY PROCUREMENT IS NOT A SEPARATE MARKET

During the Hart-Scott-Rodino process, in interrogatory answers, and most recently in deposition testimony by Professor Elzinga, the government has claimed it would be economically valid to treat each FMS and HRM procurement as a distinct relevant market. At one level this is an important concession: it implicitly acknowledges that the “high function” concept does not define a traditional market, because it is impossible to generalize about who needs this made-up product. However, asserting that each procurement is a relevant market does not improve Plaintiffs’ position. There is no legal authority for such markets, and the notion that individual procurements could each be a “line of commerce” defies common sense.

No court has ever embraced the theory that an individual procurement of a product may be considered its own relevant product market. Indeed, the government has never advanced this theory in court, for good reasons. To begin with, the legal requirements for

[14]	Areeda goes on to point out that in the licensing of intellectual property (like software) “price discrimination is ubiquitous and seldom indicates significant market power”; that “[significant product differentiation generally undermines any useful correlation between price discrimination and the kind of market power that is necessary for antitrust analysis”; and that “[when products are differentiated, different groups of customers value the variations by differing amounts”; and that “[the result often makes price discrimination possible even for relatively small firms.” Areeda at ¶¶ 517c2, 517c4.

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proving a well-defined relevant product market are still the same. The market must include not just the products of the vendors who are invited to that one procurement, but all of the alternatives to which similarly situated customers “could practicably turn” in the event that preferred competitors were to disappoint. See Tenet, 186 F.3d at 1052; see also Thurman v. Pay ‘N Pak, 875 F.2d at 1373-74. Thus, to use an example, if Johnson & Johnson can use Lawson HRM software (which it does), Lawson cannot be excluded from a single procurement market for, say, Pfizer, merely because for whatever reason Pfizer was not interested in Lawson.15

At most, a given LCE’s selection of the final round competitors constitutes evidence of that firm’s preferences among alternatives. Markets, however, are defined on the basis of alternatives that can reasonably satisfy a customer’s needs, not on the basis of what a customer prefers. As the FTC observed in Donnelley, n.65, “‘[t]here will almost always be classes of customers with strong preferences for [differentiated] products, but to reason from the existence of such classes that each is entitled to the “protection” of a separate narrow market definition grossly overstates the market power of the sellers.’” 120 F.T.C. at 159 n.65 (quoting Robert Pitofsky, New Definitions of the Relevant Market and the Assault on Antitrust, 90 Colum. L. Rev. 1805, 1816 (1990)).16

IV.	THIS MERGER WILL HAVE NO ADVERSE COMPETITIVE EFFECTS

A.	Plaintiffs Are Entitled To No Presumption Of Anticompetitive Effects

In United States v. Philadelphia National Bank, 374 U.S. 321, 363 (1963), the

[15]	This is a more specific expression of the principle that where customers have in fact purchased material quantities from certain sellers, those products must be included in the relevant market, as a matter of law. See, e.g., Donnelley, 120 F.T.C. at 153 (rejecting government allegation that market consisted of gravure printers since offset printers were not suitable for print jobs with more than thirty-two pages and print runs more than ten million copies; stating that evidence that “offset accounted for 13.5%” of those jobs “could be considered dispositive” against government); Sungard, 172 F. Supp. 2d at 182 (rejecting a product market “limited to shared hotsite services for main frame and midrange computer processing centers” where there was evidence that main frame and midrange computer processing centers used alternatives to shared hotsite services).

[16]	Numerous courts have rejected market definitions based simply on customer preferences. See, e.g., Thurman, 875 F.2d at 1373-74; Discon, Inc. v. NYNEX Corp., 86 F. Supp. 2d 154, 160-62 (W.D.N.Y. 2000); United States v. Am. Tel. & Tel. Co., 524 F. Supp. 1336, 1379-80 (D.D.C. 1981); cf., Total Ben. v. Group Ins. Admin., Inc., 875 F. Supp. 1228 (E.D. La. 1995).

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Supreme Court held that anticompetitive effects could be presumed when an acquisition created undue concentration in a well-defined relevant market. The soundness of this presumption, based on the theory that high concentration begets anticompetitive coordinated effects, has been questioned even by government enforcement authorities. As FTC Chairman Timothy Muris recently stated, “the preeminence that some would continue to give to concentration or HHI numbers is misplaced. State-of-the-art merger analysis has moved well beyond a simplistic causality of high concentration leading to anticompetitive effects.” Prepared Remarks of Timothy J. Muris, Chairman, Federal Trade Commission, Workshop on Horizontal Merger Guidelines (Feb. 17, 2004) available at http://www.ftc.gov/speeches/muris/040217hmgwksp.htm (last visited May 31, 2004). However, the viability of the Philadelphia Bank presumption, or its applicability to unilateral effects doctrine, which the Supreme Court has never considered, are moot issues in this case.

The three-firm concentrated market Plaintiffs allege is simply the byproduct of their fictitious market definition. As a matter of law, the likelihood that an acquisition will have anti-competitive effects cannot be presumed when the government has failed to prove a well-defined relevant market. Sungard, 172 F. Supp. 2d at 181; Sutter, 84 F. Supp. 2d at 1068. And in all events, the government bears the ultimate burden of proving the likelihood of adverse competitive effects. United States v. Baker Hughes Inc., 908 F.2d 981, 983 (D.C. Cir. 1990).

B.	“Unilateral Effects” Theory Supplies No Proof Of Anticompetitive Harm

As noted earlier, the core of unilateral effects theory is proof that a substantial class of identifiable customers have uniquely strong preferences for products of the merging firms, above those of all others in the market. The examples of potential unilateral effects problems the government has given in the past have involved markets in which differentiation is specific and tangible – for example, radio stations with similar formats that appeal to advertisers trying to reach the demographic group that prefers that format, or ski resorts that are particularly convenient to some customers. The potential of other market participants to “reposition” and thus protect consumers is measured in relation to what they would need to do to adjust their

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product offerings in line with the preferences of the threatened customer group.17

Plaintiffs have failed to lay even the foundation for this argument. They have identified nothing specific or tangible about how Oracle and PeopleSoft products are different than SAP products. They seem to be saying only that some unidentifiable LCE customers, in unidentifiable circumstances, would not consider SAP as good a choice as Oracle or PeopleSoft. Nothing in the government’s own unilateral effects guidelines, let alone the law, sanctions approaching random customer preferences for the merging firms as a unilateral effects issue.

In any event, Plaintiffs cannot meet two of the Merger Guidelines’ requirements for presuming adverse unilateral effects. First, they cannot prove Oracle and PeopleSoft will have a post-merger market share of at least 35%. This also means Plaintiffs cannot meet the requirements of case law concerning proof of unilateral market power, which likewise demands shares in the 35% range. See Jefferson Parish Hosp. Dist. No. 2. v. Hyde, 466 U.S. 2, 8, 26 (1984) (30% market share below threshold for market power, as matter of law); Rebel Oil, 51 F.3d at 1435 (following Jefferson Parish on this point).

Second, Plaintiffs have no credible argument that SAP, the undisputed market leader with global reach and enormous development resources, cannot “reposition” to better serve those customers (whoever they are) that currently prefer Oracle and PeopleSoft. Every witness in this case that makes a living in this industry – system integrators, competitors, Oracle witnesses and even PeopleSoft witnesses – has agreed that SAP is either already capable or soon will be capable of competing effectively for every LCE customer, in every vertical, in every part of the world. It is already addressing its very few historical weaknesses, and not even PeopleSoft CEO Craig Conway will sign on to the notion that SAP is not a fully credible competitor in all parts of the alleged relevant markets. If the merged Oracle/PeopleSoft attempted to raise prices in any particular vertical or with any particular customer, SAP would pounce on the opportunity in a second. This one fact – which will be established to summary judgment standards – is fully

[17]	Note this does not require new entry. Of course new entry can also trump unilateral effects, but repositioning by existing competitors is sufficient.

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dispositive of this case.

The history of this market also makes it clear that smaller players can compete successfully with Oracle, SAP and PeopleSoft by focusing on particular vertical segments. For example, although Lawson may not (yet) enjoy the broad-based market penetration of the “Big 3” vendors, it has developed a very strong market position in the health care industry – where currently 8 of the 10 largest companies use its products. AMS has enjoyed similar success in the government sector. AMS or Lawson would not have to duplicate PeopleSoft’s current market position to eliminate a localized “unilateral effect” from an Oracle/PeopleSoft merger; they need only reposition their offerings to cater to customers in the parts of the market where unilateral market power was exercised. With SAP omnipresent, this won’t be needed to discipline post-merger pricing, but it will be there just the same.

C.	“Auction Theory” Cannot Be Used to Infer Anticompetitive Effects In This Case

As noted earlier, Plaintiffs claim that EAS procurements operate like auction markets. One of Plaintiffs’ experts, Professor R. Preston McAfee, claims the merger will be anticompetitive because the elimination of PeopleSoft will reduce the number of potential “bidders” in FMS and HRM procurements from three to two, which, as a matter of auction theory, will increase prices (or reduce discounts). Using a “merger simulation” based on auction theory, he predicts wildly implausible price increases as a result of the merger. However, this theory does not work as a vehicle for establishing the likelihood of competitive injury here.

To begin with, FMS and HRM procurements are not auctions. They aren’t even close. In procuring this kind of software, an LCE usually issues a request for proposal (“RFP”) to numerous software vendors whose products the LCE considers potential solutions. Plaintiffs’ expert Professor Elzinga estimates that five to eight RFP recipients is typical. Report at 16-18, Ex. 3. In the next stage of the process, each interested vendor tries to persuade the LCE that it offers the best product to meet the customer’s needs. Id. at 18-19, Ex. 3. Then the customer typically winnows the field (“down-selects”) to one or two vendors, rarely three. Simultaneous bilateral negotiations, not any kind of auction or competitive bidding, are then used to select the

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winning vendor and determine prices. In other words, the buyer negotiates separately with the two finalists for as long as it wants, playing them off one another. The “rules” in the pricing phase are thus ad hoc, whatever the buyer chooses, because the buyer (and typically its advisors) are in complete command of the process.

Professor McAfee’s first premise – that as a result of the merger there will be a reduction in the number of “bidders” from three to two – is therefore plainly wrong. In most instances today, the number of vendors involved during the pricing process is already two, not three, reflecting the fact that LCEs have generally concluded that two is the optimal number for achieving competitive prices. This is a powerful reason why SAP can be expected to protect consumers from post-merger price increases, whether PeopleSoft exists or not.

Professor McAfee’s second premise – that the procurement process constitutes “bidding” as that term is understood in economics – is also wrong. In auction theory, “bidding” is a rule-based process for submitting quotations to buyers that they accept or reject. A fundamental belief of auction theorists is that “rules matter,” so that who bids and how they bid should be carefully scripted. By these standards, there is no bidding in the relevant markets (although the word “bidding” is used, in its lay sense). Auction theory does not predict the outcome of bilateral negotiations, rendering it irrelevant to this case. Unlike the outcome of a bidding process, the outcome of a negotiation is largely, if not exclusively, determined by leverage and other factors impossible to model, such as the relative skills of the parties doing the negotiating.

Large buyers such as the LCEs that make up the “high function” markets have enormous leverage, further marginalizing the utility of auction theory. First, because software’s variable costs are trivially small, whenever a vendor loses a sale, they lose almost all profit. The lost revenues are not offset to any substantial degree by avoided costs. That phenomenon, coupled with the fact that each lost sale to an LCE costs the vendor not only the initial license fees but also a substantial ongoing revenue stream associated with service and maintenance, means that vendors never want to lose large deals, and will cut prices to the bone to get them. Second, large buyers can credibly threaten vendors to “do nothing” by delaying or canceling the

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purchase. They almost never need to buy back office software, because they virtually always have it already. Third, large buyers are valuable reference opportunities, for which vendors “pay” in the form of higher discounts.

In Baker Hughes, 908 F.2d at 986 (D.C. Cir. 1990), Judge (now Justice) Thomas expressed skepticism about seller power to exploit “sophisticat[ed]” customers who negotiate their purchase prices, as opposed to “small consumers who may possess imperfect information and limited bargaining power.” Disbelief, not skepticism, is warranted here: the record will show that the LCEs that Plaintiffs claim are in need of government protection here get the best prices (i.e., the highest discounts).18 Claiming that these customers will be exploited successfully because they might be if they conducted auctions, which they do not, makes no economic sense.

The Supreme Court and the Ninth Circuit have admonished that an economic expert’s opinion that is not based on the facts must be disregarded. Brooke Group Ltd v. Brown & Williamson Tobacco Corp., 509 U.S. 209, 242 (1993); Rebel Oil, 51 F.3d at 1435-36 (9th Cir. 1995). There being no basis for application of auction theory in the real world procurement process here, there is no basis for predicting adverse competitive effects from auction or bidding theory.

D.	Sophisticated Customers And The Extraordinary Dynamism Of The Software Industry Would Defeat Any Attempted Price Increase

Even when high market shares and concentration provide a basis for a presumption of likely anticompetitive effects, that presumption is defeated when there are factors suggesting that these statistics may give an inaccurate prediction of the proposed acquisition’s probable effect on competition. See Baker Hughes, 908 F.2d at 984, 987. Those factors may include the sophistication and power of the buyers involved (Baker Hughes, 908 F.2d at 986-87; United States v. Archer-Daniels-Midland Co., 781 F. Supp. 1400, 1422 (S.D. Iowa 2001); United

[18]	Likewise, the Ninth Circuit has emphasized that antitrust claims must make economic sense or else they can and should be rejected as a matter of law. Adaptive Power Solutions LLC v. Hughes Missile Sys. Co., 141 F.3d 947, 952-53 (9th Cir. 1998).

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States v. Country Lake Foods, 754 F. Supp. 669, 673, 679-80 (D. Minn. 1990)); the likelihood of entry or repositioning that would change the competitive landscape in the market (Baker Hughes, 908 F.2d at 984, 987); and the existence of cognizable efficiencies associated with the merger. (See United States v. Long Island Jewish Med. Ctr., 983 F. Supp. 121, 137 (E.D.N.Y. 1997)).

Each of those factors exists here. First, the buyers allegedly at risk here are the largest and most sophisticated buyers of FMS and HRM software. The evidence will show that they are more than capable of protecting themselves. One simply cannot emphasize enough that – despite Plaintiffs’ elaborate price discrimination theories—the largest customers currently pay the lowest prices for EAS software.

Furthermore, LCEs needn’t stand in place to allow themselves to be victimized by a post-merger attempt at exercising unilateral market power. They have many credible counterstrategies. If, unlikely as it seems, turning to SAP is not a credible threat, they can bring in Microsoft, or Lawson, or any of the other FMS and HRM vendors that have prevailed in large enterprise procurements. If that doesn’t work, they can threaten to reduce their consumption of Oracle products. Large enterprises are not just candidates for the few FMS and HRM modules that make up the alleged relevant markets; they are huge buyers of the more specialized FMS and HRM modules, of CRM and SCM software, and of database and middleware software. They could easily discipline Oracle’s FMS and HRM pricing simply by threatening not to buy other Oracle products, as to which there are abundant competitive options. If that doesn’t work, they can simply delay their purchases until market conditions are more favorable. They hold all the cards.

The credibility of these strategies is increasing by the day as new integration technologies make it easier and easier to operate multi-vendor applications solutions, and new vendors and business process automation options arrive on the scene. If ever there was a moment when large enterprises were dependent on deeply integrated suites of the type the Tier 1 vendors offer – and there was not – its has been overtaken by new technologies (such as the emerging “application integration layer”), by new vendors (such as Microsoft) and by new or enhanced business process automation models (such as outsourcing and “software as service”).

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Competition to provide EAS solutions and alternative paths to more efficient business process automation is intensifying constantly.

The Plaintiffs’ only substantial response to these points is that the competitive landscape will not be materially different over the next two years – the arbitrary period of time used in the Merger Guidelines to assess the likelihood of new entry. Oracle disagrees. These markets are, as Plaintiffs’ expert Professor Elzinga has described software markets generally, “exceptionally dynamic,” and a lot can happen in two years. Having said that, two years is clearly not the appropriate time frame in which to assess any issue in this case. First, it is undisputed that FMS and HRM systems are “durable goods.” The Merger Guidelines recognize that “[w]here the relevant product is a durable good, consumers, in response to a significant commitment to entry, may defer purchases by making additional investments to extend the life of previously purchased goods,” and they further provide that in those circumstances a longer time horizon for assessing entry is appropriate. Merger Guidelines ¶ 3.2. The government’s fixation on the next two years is contrary to its own Guidelines.

Finally, the notion that this merger should stand or fall based on what happens in the “high function” FMS and HRM markets over the next two years is simply perverse given that hardly any sales at all are being made to large enterprises at this time. The vast majority of large enterprises have perfectly functional back office systems that they are not looking to replace. They will replace them eventually, of course, but in five or ten years, not within two. So for whose benefit is the government seeking to block this merger? The evidence will show that by the time large enterprises return to the market to purchase new back office software, the competitive landscape will be very different from what it is now. In short, if the object of this analysis is to protect consumers, then the truly “relevant” markets are the markets of 2008, 2010 and 2015, not those of the next two years alone.

E.	The Government Ignores Substantial Productive and Innovative Efficiencies

The resources and scale of Microsoft, IBM and in applications SAP dwarf those of Oracle (and will continue to do so post-acquisition). As Mr. Ellison stated when Oracle made its tender offer for PeopleSoft, the acquisition is a vehicle for acquiring resources and scale to

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enable Oracle to compete with those huge firms in the new environment that is now unfolding. Mr. Ellison is not alone in that view. The benefit – and need – to acquire additional resources and scale led PeopleSoft’s Mr. Conway to suggest to Mr. Ellison in 2002 that the companies’ applications software businesses should be combined, and the same considerations are reflected in PeopleSoft’s acquisition of J.D. Edwards. The evidence at trial will show a wide industry consensus that consolidation in search of efficiencies is an inevitable and beneficial industry dynamic.

For Oracle, the need for scale is heavily driven by competition in “the stack” – the complementary software technologies that, together with hardware, constitute the overall IT solutions that business enterprises use. By all accounts, there are two dominant “stack” players today and for the foreseeable future: Microsoft and IBM. Oracle and SAP are the best-positioned firms to offer consumers a viable alternative to the Microsoft and IBM stacks. This acquisition is an important step in assuring the viability of an Oracle stack, and therefore a more competitive stack market. IBM and Microsoft both know this. Their internal documents show it, and it explains why both have lobbied the Justice Department to bring this case.

If this acquisition does not occur, LCEs will be hurt. Not today and not in the next two years, perhaps, but they will be hurt eventually because they are the largest consumers of software up and down the stack, and therefore the firms with the most to gain from competition along the stack. This is never factored in to the government’s analysis. The government has fixated so completely on the possibility of unilateral effects affecting a handful of Oracle/PeopleSoft aficionados that is has completely missed the broader competitive dynamics at play. Microsoft hasn’t made that mistake, nor has IBM. But Plaintiffs surely have.

Allowing Oracle to acquire PeopleSoft – which frankly is not a player in stack-based competition and has no long-term prospects of remaining an independent company – will lead to compelling dynamic efficiencies. It will create critical mass in the Oracle stack, assuring that “ISVs” (Independent Software Vendors, which develop applications for different platforms) support that stack in addition to the IBM and Microsoft alternatives. It will create scale – a much larger Oracle applications business with a larger recurring revenue stream from maintenance fees

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– that will fuel additional R&D and innovation. Plaintiffs have never disputed the importance of resources and scale in this competitive environment; indeed they cite scale and scope as important EAS vendor attributes.

Increased scale, moreover, will predictably lead to cost savings and productive efficiencies that exceed a billion dollars annually. Plaintiffs experts dispute only the magnitude, not the existence, of those savings and efficiencies. Whatever the magnitude may be, it will certainly exceed any losses that supposedly vulnerable LCEs may suffer. The record will show that Oracle and PeopleSoft together have made fewer than twenty sales of HRM and FMS suites during the last year. The total purchases by LCEs that view Oracle and PeopleSoft as their two best choices can’t be more than $25-30 million per year. Even assuming arguendo that those sales would be made at prices 10% higher post-acquisition (and there is no evidence at all to support that assumption), the potential supracompetitive pricing is an infinitesimal fraction of the achievable efficiencies.

Plaintiffs respond that cost savings and scale efficiencies are not cognizable because they will not be shared with customers. Scholars and commentators debate whether proof of such a pass-on is necessary to consideration of efficiency benefits, but fortunately this is another debate mooted by the facts of this case. Here the only customers claimed to be adversely impacted are a limited number of LCEs. The government does not pretend that there is any dearth of competition for the FMS and HRM software business of all other enterprise customers. Under those circumstances, as a matter of elementary economics, some of the value to Oracle of the transaction must necessarily be “competed away”, and thus shared, with customers. That being so, these are cognizable efficiencies, even on the government’s own terms.

CONCLUSION

The evidence at trial will show that the government’s effort to block this acquisition based on unilateral effects doctrine must fail. It is impossible to condemn this merger in either a well-defined market or even in a gerrymandered three-firm only market. In a market defined as antitrust law requires, the case is a non-starter. In a three-firm only market, the case fails because SAP can clearly discipline any attempt at the exercise of unilateral market power,

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because of pervasive buyer power, and because the trivial price increase that is even theoretically possible would be dwarfed by cognizable efficiencies. Furthermore, this case violates the cardinal principle of “First, do no harm.” The merger is procompetitive, helping to assure a competitive alternative to the IBM and Microsoft technology stacks. It does not violate Section 7 of the Clayton Act.

DATED: June 1, 2004	Respectfully Submitted, LATHAM & WATKINS LLP
J. Thomas Rosch Gregory P. Lindstrom Daniel M. Wall

ORACLE CORPORATION
Dorian Daley Jeffery S. Ross

BY:	/ s /
Daniel M. Wall

Attorneys for Defendant ORACLE CORPORATION

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